February 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	JFB Construction Holdings
Registration Statement on Form S-1, as amended
File No. 333-283106

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of JFB Construction Holdings (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:15 p.m., Eastern Time, on Friday, February 14, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through February 12, 2025, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus filed on February 7, 2025, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KINGSWOOD CAPITAL PARTNERS LLC

By:	/s/ Brian Herman
Name:	Brian Herman
Title:	Senior Managing Director